UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 03, 2014

Commission File Number 1-14846

AngloGold Ashanti Limited
(Name of registrant)

76 Jeppe Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes __   **No X**

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes __   **No X**

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __   **No X**

Enclosure: **ANGLOGOLD ASHANTI ISSUES A NO CHANGE STATEMENT IN RESPECT OF ITS FINANCIAL REPORTING FOR THE YEAR ENDED DECEMBER 31 2013**

AngloGold Ashanti Limited
(Incorporated in the Republic of South Africa)
Reg. No. 1944/017354/06)
ISIN No. ZAE000043485 – JSE share code: ANG
CUSIP: 035128206 – NYSE share code: AU

3 April 2014

NEWS RELEASE

ANGLOGOLD ASHANTI PUBLISHES ITS 2013 ANNUAL REPORTS AND ISSUES A NO CHANGE STATEMENT

AngloGold Ashanti announces that it has today, Thursday, 03 April 2014, published the group's suite of reports for the financial year ended 31 December 2013 and commenced posting to shareholders the Notice of the Annual General Meeting to be held on 14 May 2014 at the Auditorium, 76 Jeppe Street, Newtown, Johannesburg, South Africa, at 11:00am (SA time). The Notice of Meeting incorporates summarised financial statements for the year under review.

The group annual financial statements for the year ended 31 December 2013 on which Ernst & Young Inc. issued an unqualified audit report, does not contain any material changes to the IFRS financial statements published on 19 February 2014 on SENS. The unqualified audit report issued by Ernst & Young is available for inspection at the registered office of the company.

AngloGold Ashanti's suite of 2013 annual reports include:
- Integrated Report 2013
- Annual Financial Statements 2013
- Sustainability Report 2013
- Mineral Resource and Ore Reserve Report 2013
- Notice of the 70th Annual General Meeting

These reports and documents communicate all relevant aspects of AngloGold Ashanti's operating, sustainability and financial performance for the 2013 financial year, from 1 January 2013 to 31 December 2013 and are available at www.aga-reports.com.

ENDS

Sponsor: UBS South Africa (Pty) Ltd
<u>**Contacts**</u>

<u>Media</u>

Chris Nthite	+27 (0) 11 637 6388/+27 (0) 83 301 2481	cnthite@anglogoldashanti.com
Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
General inquiries		media@anglogoldashanti.com

<u>Investors</u>

Stewart Bailey	+27 81 032 2563 / +27 11 637 6031	sbailey@anglogoldashanti.com
Sabrina Brockman (US & Canada)	+1 (212) 858 7702 / +1 646 379 2555	sbrockman@anglogoldashanti.com
Fundisa Mgidi (South Africa)	+27 11 6376763 / +27 82 821 5322	fmgidi@anglogoldashanti.com
General inquiries		investors@anglogoldashanti.

AngloGold Ashanti Limited
Incorporated in the Republic of South Africa Reg No: 1944/017354/06
ISIN No. ZAE000043485 – JSE share code: ANG CUSIP: 035128206 – NYSE share code: AU
Website: www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 03, 2014

By: /s/ M E SANZ PEREZ_____

Name: M E Sanz Perez

Title: Group General Counsel and Company Secretary